EXHIBIT 12

COLGATE-PALMOLIVE COMPANY
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in Millions Except Per Share Amounts)

	2012	2011	2010	2009	2008
Earnings:
Income before income taxes	$3,874	$3,789	$3,430	$3,538	$3,005

Add:
Interest on indebtedness and amortization of debt expense discount or premium	80	58	64	88	106
Portion of rents representative of interest factor	76	82	73	71	61
Loss on equity investments	—	—	—	—	—
Less:
Gain on equity investments	(7)	(6)	(5)	(5)	(4)
Income as adjusted	$4,023	$3,923	$3,562	$3,692	$3,168
Fixed Charges:
Interest on indebtedness and amortization of debt expense discount or premium	$80	$58	$64	$88	$106
Portion of rents representative of interest factor	76	82	73	71	61
Capitalized interest	1	1	4	14	9
Total fixed charges	$157	$141	$141	$173	$176
Ratio of earnings to fixed charges	25.6	27.8	25.3	21.3	18.0